Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

 October 21, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Gupta Barros, Esq.

Re:	American Realty Capital Properties, Inc.
Registration Statement on Form S-11
Filed September 22, 2011
File No. 333-176952

Dear Ms. Barros:

On behalf of our client, American Realty Capital Properties, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 18, 2011 (the “Comment Letter”), with respect to the Registration Statement on Form S-11 filed by the Company with the Commission on September 22, 2011 (No. 333-176952) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Amendment No. 1 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter have the meanings given to such terms in Amendment No. 1.

General

1.	We note your use of modified funds from operations throughout the prospectus. Please provide the disclosure required by Item 10(e)(1)(i)(C) of Regulation S-K.

We advise the Staff that the references to modified funds from operations were inadvertently included in the prospectus and the prospectus has been revised to delete such references.  The Company uses funds from operations, as adjusted to exclude acquisition-related fees and expenses (“AFFO”), as a supplemental performance indicator.  The prospectus has been revised to provide the disclosure required by Item 10(e)(1)(i)(C) of Regulation S-K with respect to AFFO.

Prospectus Summary, page 1

Company Overview, page 1

2.	We note your disclosure regarding the completion of your IPO in September. Please revise your disclosure to clarify the percentage of securities that were sold to affiliates in your IPO.

We advise the Staff that the prospectus has been revised to clarify the percentage of securities that were sold to affiliates of the Company in its IPO.

Developments Since Our IPO, page 4

Repayment of Unsecured Indebtedness, page 4

3.
We note your disclosure here and throughout your prospectus that you used proceeds from your IPO to repay certain unsecured indebtedness.  Please revise to clarify that the $30.6 million of indebtedness referenced represents the repayment of affiliated note programs and therefore, the proceeds were used to repay prior investors.  Furthermore, please also clarify the benefits, monetary or otherwise, received by your sponsor, manager, officers or directors as a result of this repayment.  Please revise your disclosure to describe the benefits received by each of the various different parties, naming each party and quantifying the benefits where applicable.

We advise the Staff that the prospectus has been revised to clarify that the $30.6 million of indebtedness owed by two property subsidiaries that were contributed to the operating partnership in the formation transactions which was repaid using proceeds from the IPO was paid to “the holders of such indebtedness pursuant to an affiliated note program.”  Additionally, the prospectus has been revised to disclose that, “as a result of the repayment of such indebtedness, these two property subsidiaries were released from such indebtedness.” Further, the section of the prospectus entitled “Certain Relationships and Related Party Transactions” has been revised to disclose the benefits received by the Company’s sponsor, manager, officers and directors, naming each party and quantifying the benefits, where applicable.  Please note that, other than as described in the section of the prospectus entitled “Certain Relationships and Related Party Transactions,” no other benefits, monetary or otherwise, were received by the Company’s sponsor, manager, officers or directors, as a result of the referenced repayment of indebtedness or otherwise.

Risk Factors, page 31

4.	Please include risk factor disclosure that discusses the risk that you have used offering proceeds to repay prior investors in your affiliated programs and that you may continue to do so or advise.

We advise the Staff that the prospectus has been updated to add a risk factor disclosing the risk that the Company has used IPO offering proceeds to repay holders of indebtedness pursuant to an affiliated note program and that the Company may in the future use proceeds from the IPO, the current offering and future equity offerings to repay indebtedness owed to its affiliates or incurred pursuant to affiliated debt programs.

Price Range of Common Stock and Distribution Policy, page 65

5.
We note that you are projecting a dividend amount for the next year but will begin paying dividends only in October 2011.  Please revise your filing to include a distribution table or an alternative basis for your projected dividend.

We advise the Staff that the prospectus has been revised to include a distribution table illustrating how the projected dividend amount is expected to be paid for the next year.

Please note that the Company and the underwriters for the offering plan to file letters requesting acceleration of the effective date of the Registration Statement at 4:30 p.m., Eastern Standard Time, on October 27, 2011, or as soon thereafter as practicable, with the Commission on October 25, 2011.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld, Esq.